

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Thomas C. Freyman
CFO & EVP Finance
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064

  Re: Abbott Laboratories
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Definitive Proxy Statement on Schedule 14A
    Filed March 15, 2010
    File No. 001-02189

Dear Mr. Freyman:

  We have completed our review of your above-referenced filings and do not have any further comments at this time.

       Sincerely,

       Jeffrey Riedler
       Assistant Director